INVESTOR PRESENTATION

Q4 and Full Fiscal Year 2023

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language
This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2024 fiscal year and statements we make regarding expected property management room growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the effect of the COVID-19 pandemic on our business and the success of any measures we have taken or may take in the future in response thereto; and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information
To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.

The Business We Are In



We Are In The Business Of Providing A Fully Integrated Suite Of Software Solutions To Enterprise Food & Beverage And Lodging Operators In The Hospitality Space That Enable Memorable Experiences Across All Channels Of Guest Engagement

agilysys High Return Hospitality™



Our Mission

Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Agilysys Defining Strategy Pillars

1. 100% HOSPITALITY FOCUSED
2. OBSESSIVELY CUSTOMER-CENTRIC
3. CORE PRODUCT FOCUS & INNOVATION DRIVEN
4. STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS
5. END-TO-END COMPREHENSIVE SOLUTION OFFERINGS

100% Hospitality Focused - Why It Matters


ALL RESOURCES


EXECUTIVE ACCESS


DOMAIN EXPERTISE


RAPID INNOVATION


FUNCTIONAL DEPTH
Engage
Analyze
IGuest Book
Central Reservations
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Digital Marketing
IGuest Express
Food & Beverage
InfoGenesis POS
Hospitality & Leisure
LMS
Stay
Visual One
Sales & Catering
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Seat
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
IG OnDemand
IG Buy
IG Smart Menu
IG Digital Menu Board
IG KDS
IGuest Service
Golf
Spa
Activities
Retail

Obsessively Customer-Centric - Why It Matters


ROADMAP INFLUENCE


BENEFITS BOTH


EQUAL TREATMENT


EMPATHY


SERVICES & SUPPORT INVESTMENTS

Core Product Focus & Innovation Driven - Why It Matters


ENGINEERING STRENGTH


CONTINUOUS INNOVATION


PEOPLE & TECHNOLOGY


AUTOMATION


PROBLEM SOLVING

State Of The Art Cloud-native & On-premise Options - Why It Matters


EVOLVING TRENDS


INCREASED SECURITY


CLOUD SCALABILITY


PROVIDE CHOICE
Low Hardware Cost
Backup & Recovery Cost
Security Compliance
Cloud Base (SAAS)
VS
On-Premises
High Hardware Cost
Medium backup Cost
High Maintenance Cost


SPEED OF EXECUTION

End-To-End Comprehensive Solution Offerings - Why It Matters


COMMON PROFILE


GUEST JOURNEY
HOTEL
BOOK ITINERARY
CHECK IN / UPGRADE
GET KEYS
RESERVE A SEAT
ORDER A BITE
HIT THE COURSE
GET PAMPERED
REQUEST SERVICE
PAY
CHECK OUT
RE-ENGAGE


OMNI-CHANNEL


INTEGRATION


SINGLE VENDOR

Agilysys Revenue Overview

$198.1M

Total Revenue*

60%

Recurring Revenue as a % of Total Revenue*

49%

Subscription Revenue as a % of Recurring Revenue*

28%

Subscription Revenue YOY Growth Rate

**Data is as of the trailing twelve months ended March 31, 2023.*



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE — **59%** of Revenue

INVENTORY & PROCUREMENT — **6%** of Revenue

Lodging Solutions

PROPERTY MANAGEMENT — **21%** of Revenue

Payment Revenue — **9%** of Revenue

DOCUMENT MANAGEMENT — **5%** of Revenue

Region

North America — **93%** of Revenue

APAC Plus EMEA — **7%** of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended March 31, 2023 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.

R&D Focus & Resource Strength


1000
800
600
400
200
0
230
January 2017
400
March 2019
770
April 2020
1,070
March 2023

Total Addressable Market

ARR Market Opportunity
$4.8 Billion


SA
$0.35B
7%
APAC
$1.36B
28%
NA
$1.72B
37%
EMEA
$1.36B
28%

ARR Product Opportunity
$4.8 Billion


PMS
$1.61B
34%
POS
$3.18B
66%

*Agilysys ARR ~ $125M**

**Trailing twelve months ended March 31, 2023.*

Agilysys Global Presence



Seattle, WA
Toronto, ON
Las Vegas, NV
Santa Barbara, CA
Alpharetta, GA
Windsor, UK
Dubai, UAE
Shenzhen, China
Hong Kong
Chennai, India
Manila, Philippines
Kuala Lumpur, Malaysia
Singapore
Australia
Principal Location
Country with Installation
Reseller

agilysys High Return Hospitality™

Publicly Traded - NASDAQ: AGYS

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Santa Barbara, California
- Bellevue, Washington
- Toronto, Ontario

EMEA Office
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

Demonstration Centers
- Las Vegas, Nevada

India Development Center
- Chennai, India

Transition to Growth

Subscription Revenue Growth

- Record Quarterly Subscription Revenue of $15.9M
- Q4 SaaS Revenue Crosses 50% of Total Recurring Revenue
- 28% FY23 year over year subscription revenue growth

Sound Business Fundamentals

- **Q4 and Full FY23 Record Total Revenue**
- **FY23 GAAP Net Income Positive**
- Q4 FY23 $0.14 GAAP EPS Per Diluted Share

Focus on Profitability

- **$30.3M** Record FY23 Adjusted EBITDA
- **$27.2M FY23** Positive Free Cash Flow
- **$112.8M** FY23 Ending Cash Balance

Recent Announcements

- **Selected as Marriott Global PMS RFP Winner**
- **Opening of operations in Dubai UAE**
- **25+ products available as end-to-end solutions provider**

Net Competitive Replacements - Sites


181
53
211
373
50
155
179
FY2017
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
Net Number of Sites

Existing Customer Greenspace - Average Products Exit Rate



2.5
2.25
2
1.75
1.5
1.25
1
FY 2020
FY2021
FY2022
FY2023
Products Per Customer

agilysys High Return Hospitality™

Property Management Room Growth Opportunity

aPMS

Approximately 300,000 rooms under PMS management today

Expected to add a majority of the Marriott U.S. and Canada Luxury, Premium and Select Services rooms (min. 450,000)

Should reach about 900,000 rooms under management in 3 to 4 years with combined current growth momentum in PMS and Marriott rooms

Top 100 Global Customers

COMPASS GROUP	CAESARS ENTERTAINMENT	GOLDEN ENTERTAINMENT	BOYD GAMING	BOYNE RESORTS EXPERIENCE THE LIFESTYLE	MGM RESORTS	Hilton	Royal Caribbean Group	SEMINOLE GAMING	PENN NATIONAL GAMING, INC.	aramark
VAIL RESORTS	STATION CASINOS	DRURY HOTELS	the Chickasaw Nation	Mohegan Sun	Cowlitz Indian Tribe	MILLENNIUM TECHNOLOGY GROUP A Rosen Hotels & Resorts Company	CHOCTAW CASINO | RESORT	IHG	The Great Seal of the Choctaw Nation	Delaware North
HERSHEY ENTERTAINMENT & RESORTS	BIG CEDAR LODGE AMERICA'S PREMIER WILDERNESS RESORT	GOLDEN NUGGET ONLINE GAMING	FRENCH LICK RESORT	FOREST COUNTY POTAWATOMI Keeper of the Fire	Eldorado CASINO	DESERT DIAMOND CASINOS & ENTERTAINMENT	DRIVE SHACK	DOWNSTREAM CASINO RESORT	FONTAINEBLEAU MIAMI BEACH	Kalahari RESORTS & CONVENTIONS
KOHLER	FIREKEEPERS CASINO · BATTLE CREEK	POARCH CREEK INDIANS	WESTGATE LAS VEGAS RESORT & CASINO	GRAND CASINO MILLE LACS HINCKLEY	Comwell HOTELS	GRATON RESORT & CASINO	NEMACOLIN WOODLANDS RESORT	isle of capri CASINOS INC.	UNIVERSAL PARKS & RESORTS	Hard Rock CASINO CINCINNATI
MORONGO CASINO · RESORT · SPA	Seal of the Coushatta Tribe Sovereign Nation	GSR GRAND SIERRA RESORT AND CASINO	Mashantucket Pequot Tribal Nation	Sands LAS VEGAS SANDS CORP.	MANDARIN ORIENTAL THE HOTEL GROUP	SCARLET PEARL CASINO RESORT	LDC LAGUNA DEVELOPMENT CORPORATION	MARINA BAY Sands SINGAPORE	MESCALERO APACHE TRIBE	UNITED AUBURN INDIAN COMMUNITY
BARONA RESORT & CASINO	ROLLING HILLS CASINO · RESORT	Pinnacle Entertainment	NORTHERN QUEST RESORT & CASINO	Ocean CASINO · RESORT ATLANTIC CITY	FORT WORTH MULTIPURPOSE ARENA AT WILL ROGERS MEMORIAL CENTER	SENECA NIAGARA RESORT & CASINO	PRAIRIE BAND CASINO & RESORT	PINEHURST	PEPPERMILL RESORT · SPA · CASINO	Soboba Band of Luiseño Indians Est. June 19, 1883
SAN MANUEL INDIAN BINGO & CASINO An Economic Development of The San Manuel Band of Mission Indians	SANTA CLARA DEVELOPMENT CORPORATION	PRAIRIE ISLAND INDIAN COMMUNITY	RESORTS Casino · Hotel	PRAIRIE MEADOWS	SILVER REEF CASINO RESORT	MARNELL GAMING	Osage CASINO HOTEL	THE COSMOPOLITAN of LAS VEGAS	The Grove, Inc.	CASINO ARIZONA TALKING STICK RESORT
THE BROADMOOR	Turning Stone RESORT | CASINO	Atlantis CASINO RESORT SPA · RENO	TROPICANA ENTERTAINMENT	UTSouthwestern Medical Center	Borgata HOTEL CASINO & SPA	Dotty's	SAN MANUEL GAMING & HOSPITALITY AUTHORITY	MDEWAKANTON	SEMINOLE Hard Rock SUPPORT SERVICES	The Sea Pines Resort
CARNIVAL UK	PLAYLV GAMING	SPORTS	atrium	MOREY'S Piers AND WATER PARKS	GRAND CASINO	Bally's	LIFE TIME	ASPEN SNOWMASS	SOUTH POINT	AGUA CALIENTE CASINOS

Agilysys Hospitality Product Suite



Analyze
Loyalty & Promotions
Book
Central Reservations
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Express Mobile
Express Kiosk
Digital Marketing
Food & Beverage
Hospitality & Leisure
Inventory & Procurement
InfoGenesis
PMS
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Reserve
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
Sales & Catering
IG OnDemand
IG Kiosk
IG Smart Menu
IG PanOptic Kiosk
IG Digital Menu Board
IG KDS
Golf
Spa
Reserve
Retail
Service
3rd Party Solution Integration With Modern Restful APIs

The Agilysys Hospitality Cloud

The only end-to-end, exclusive hospitality platform that maximizes **Return On Experience**—for guests and staff—across every hospitality touchpoint.

Delight guests. **Retain** staff. **Grow** margins.

agilysys
High **Return** Hospitality™

Hospitality Core™ Collection

Agilysys PMS
PROPERTY MANAGEMENT SYSTEMS

Agilysys POS
POINT-OF-SALE SYSTEMS

Agilysys I&P
INVENTORY & PROCUREMENT SYSTEMS

Experience Enhancers™ Collection

for Hospitality

- Golf
- Spa
- Activities
- Sales & Catering
- Digital Marketing
- Membership
- Owner Accounting
- Retail
- Secure Payments
- Commission-free Booking
- Loyalty & Promotions
- Central Reservations
- Dynamic Documents
- Payment Authorizations
- Mobile Check-in/out & Keys
- Service Task Management
- Table & Venue Self-Reservation
- Performance Analytics

for Food & Beverage

- Mobile F&B Order & Pay
- Digital Menus
- Scanless Self-Checkout
- Secure Payments
- Loyalty & Promotions
- Gift Card
- Mobile F&B Check Payment
- Stored-Value Payment
- Kitchen Management & Display
- Dynamic Menu Display
- Table & Venue Self-Reservation
- Performance Analytics

Hospitality Solution Studios™

tailored to maximize (ROE) by specific venue and management model

- Campus
- Casino
- Corporate Dining
- Cruise
- Hospital
- Hotel
- Lifestyle Community
- Management Company
- Resort
- Independent Property
- Senior Living
- Stadium
- Theme Park



FINANCIAL OVERVIEW

Evolving Business, Evolving P&L

Business Metrics (as of 3/31/23)

Recurring Revenue* As % of Total Revenue	60%
Subscription Revenue* As % of Recurring Revenue	49%
Services Revenue* As % of Total Revenue	18%
Subscription Revenue Growth Y/Y*	28%
New Customer Count*	68

Financial Metrics and Valuation*

Share Price (5/12/23)	$77.06
Diluted Shares Outstanding	26.3M
Diluted Market Capitalization	$2,023.6M
Cash (as of 3/31/23)	$112.8M
Debt (as of 3/31/23)	$16.7M
Enterprise Value	$1,927.5M
Revenue	$198.1M
Gross Profit	$120.8M
Adjusted EBITDA^	$30.3M
Earnings per Share	$0.49
EV/Revenue	9.7x
EV/Gross Profit	16.0x

agilysys High Return Hospitality™

^Non-GAAP measure, see reconciliation on slide 26.
**Trailing twelve months ended March 31, 2023.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*	March 31, 2023	March 31, 2022
Cash, Cash Equivalents and Marketable Securities	$112,842	$96,971
Other Current Assets	41,816	39,202
Long-Term Assets	88,378	77,989
Total Assets	**$243,036**	**$214,162**
Current Liabilities	$78,515	$71,466
Other Liabilities	55,211	45,352
Total Liabilities	133,726	116,818
Shareholders' Equity	109,310	97,344
Total Liabilities and Shareholders' Equity	**$243,036**	**$214,162**

Revenue Growth ($M)

Nasdaq AGYS



55
50
45
40
35
30
25
Jun CY16
Sept CY16
Dec CY16
Mar CY17
Jun CY17
Sept CY17
Dec CY17
Mar CY18
Jun CY18
Sept CY18
Dec CY18
Mar CY19
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Recurring Revenue ($M)



35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Maintenance
Subscription
Jun CY16
Sept CY16
Dec CY16
Mar CY17
Jun CY17
Sept CY17
Dec CY17
Mar CY18
Jun CY18
Sept CY18
Dec CY18
Mar CY9
Jun CY19
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
FY17
FY18
FY19
FY20
FY21
FY22
FY23

Profitability Metrics - Quarterly


Adjusted EBITDA – Non GAAP^
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23

- **Q2’21 included inorganic COVID related temporary cost savings, including employee compensation changes and reduction of workforce**
- **All COVID related cost savings ceased Q1 FY22**

All numbers in thousands.
Fiscal Year is from 4/1-3/31
^ Non-GAAP measure, see reconciliation on slide 27.

Historical Financial Results


Revenue - GAAP
$205,000
$195,000
$185,000
$175,000
$165,000
$155,000
$145,000
$135,000
$125,000
FY20
FY21
FY22
FY23


Net Income (Loss) - GAAP
$12,746
$15,000
$5,000
$(5,000)
$(15,000)
$(25,000)
$(35,000)
$23.7M software impairment
FY20
FY21
FY22
FY23


Adjusted EBITDA – Non-GAAP^
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
FY20
FY21
FY22
FY23


Adjusted Diluted Earnings per Share – Non-GAAP^
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
FY20
FY21
FY22
FY23

All numbers in thousands.
^ Non-GAAP measure, see reconciliation on slide 26.
**Trailing twelve months ended March 31, 2023.*



APPENDIX

Agilysys Omnichannel POS Solution

InfoGenesis POS
By Agilysys

Mobile / Web: IG OnDemand

Profile & Personalization:
Personalization APIs

Analytics:
Agilysys Analyze

Payment:
Agilysys Pay
IG Quick Pay

Mobile App:
Webapps / API's


InfoGenesis POS
By Agilysys

Physical Store:
InfoGenesis POS
IG Smart Menu
IG Digital Menu Board
IG KDS

Marketing & Upsell:
Agilysys Engage

Any Venue:
Agilysys Seat

Kiosk:
IG Buy

Agilysys Lodging Ecosystem

Staff Task Management & 2-Way Guest Communication:
rGuest Service

Activities:
Agilysys Golf
Agilysys Spa

Check-In/Out:
rGuest Express

Payments:
Agilysys Pay
Agilysys Authorize

Online Booking:
rGuest Book


Stay
By Agilysys
LMS®
By Agilysys
Visual One®
By Agilysys

Sales & Catering:
Agilysys Sales & Catering

Point-of-Sale & Retail:
Agilysys InfoGenesis POS
Agilysys Retail

Document Management:
Agilysys DataMagine

Business Analytics:
Agilysys Analyze

Marketing & Upsell:
Agilysys Engage
Agilysys Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)	TTM*	Twelve Months Ended March 31, 2022	2021	2020
Net income (loss)	**$ 14,582**	$ 6,478	$ (21,001)	$ (34,067)
Income tax expense (benefit)	**1,182**	33	(208)	201
Income (loss) before taxes	**15,764**	6,511	(21,209)	(33,866)
Depreciation of fixed assets	**1,769**	2,210	2,832	2,574
Amortization of intangibles	**1,743**	1,654	1,959	2,541
Amortization of developed technology	**160**	42	-	12,561
Interest income	**(2,192)**	(47)	(87)	(371)
EBITDA (a)	**17,244**	10,370	(16,505)	(16,561)
Share-based compensation	**12,958**	14,549	40,093	5,205
Severance and other charges	**435**	1,584	2,529	582
Impairments	-	-	-	23,740
Other non-operating (income) expense	**(697)**	(145)	338	176
Legal settlements, net	**352**	969	200	(125)
Adjusted EBITDA (b)	**30,292**	27,327	26,655	13,017

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

Three Months Ended

(In thousands)	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 2021	June 30, 2021
Net income (loss)	$ 4,075	$ 3,892	$ 3,576	$ 3,039	$ 1,982	$ 1,542	$ 982	$ 1,972
Income tax expense	262	678	(158)	398	(232)	24	48	193
Income (Loss) before taxes	4,337	4,570	3,418	3,437	1,750	1,566	1,030	2,165
Depreciation of fixed assets	398	437	461	473	602	495	548	566
Amortization of intangibles	417	430	443	453	577	267	345	465
Amortization of developed technology	39	39	40	41	42	-	-	-
Interest income	(1,006)	(704)	(379)	(100)	(8)	(6)	(13)	(21)
EBITDA (a)	4,185	4,772	3,983	4,304	2,963	2,322	1,910	3,175
Share-based compensation	3,548	3,466	3,456	2,488	3,747	3,839	3,342	3,621
Severance and other charges	61	93	67	214	398	381	580	225
Impairments	-	-	-	-	-	-	-	-
Other non-operating expense (income)	102	(384)	(112)	(304)	(197)	52	103	(103)
Legal settlements, net	248	104	-	-	598	4	337	30
Adjusted EBITDA (b)	8,144	8,051	7,394	6,702	7,509	6,598	6,272	6,948

(In thousands)	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Net income (loss)	$ (24,281)	$ (2,070)	$ 5,867	$ (517)	$ (26,992)	$ (2,582)	$ (2,918)	$ (1,575)
Income tax expense	(518)	182	121	8	40	95	41	25
Income (Loss) before taxes	(24,799)	(1,888)	5,988	(509)	(26,952)	(2,487)	(2,877)	(1,550)
Depreciation of fixed assets	672	722	715	723	801	854	707	213
Amortization of intangibles	470	521	508	461	641	608	614	678
Amortization of developed technology	-	-	-	-	3,129	3,129	3,128	3,175
Interest income	(24)	(18)	(26)	(20)	(88)	(67)	(112)	(79)
EBITDA (a)	(23,681)	(663)	7,185	655	(22,469)	2,037	1,460	2,437
Share-based compensation	30,781	6,630	1,256	1,426	2,049	1,329	1,345	482
Severance and other charges	(233)	1,552	7	1,203	150	11	190	231
Impairments	-	-	-	-	23,740	-	-	-
Other non-operating expense (income)	50	95	88	106	102	(142)	108	85
Legal settlements, net	150	-	50	-	-	-	(119)	-
Adjusted EBITDA (b)	7,067	7,614	8,586	3,390	3,572	3,235	2,984	3,235

(a) EBITDA is defined as net income before income taxes, interest expense, depreciation and amortization

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest expense (net of interest income), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) severance, and other charges, iii) impairments, iv) share-based compensation, and v) other non-operating (income) expense

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

(In thousands)	TTM*	2022	2021	2020
		Twelve Months Ended March 31,		
Net income (loss) attributable to common shareholders	**$ 12,746**	$ 4,641	$ (23,608)	$ (34,067)
Amortization of intangibles	**1,743**	1,654	1,959	2,541
Amortization of developed technology	**160**	-	-	12,561
Share-based compensation	**12,958**	14,549	40,093	5,205
Impairments	-	-	-	-
Series A convertible preferred stock issuance costs	-	-	1,031	-
Severance and other charges	**435**	1,584	2,529	582
Legal settlements, net	**352**	969	200	(125)
Income tax adjustments	**(3,275)**	(2,584)	(2,710)	(4,904)
Adjusted net income (loss) (a)	**25,119**	20,814	19,494	(18,207)
Basic weighted average shares outstanding	**24,694**	24,357	23,458	23,233
Diluted weighted average shares outstanding	**25,929**	25,483	24,016	23,821
Adjusted basic earnings per share (b)	**1.02**	0.85	0.83	(0.78)
Adjusted diluted earning per share (b)	**0.97**	0.82	0.81	(0.76)

(a) Adjusted net income, a non-GAAP financial measure is defined as net income (loss) attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and one-time charges including severance and other charges, impairments and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate. No income tax effect applies to one-time charges when a valuation allowance offsets their related deferred tax assets

(b) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income (loss) divided by basic and diluted weighted average shares outstanding

Cash Flow

	TTM*	31-Mar FY22	31-Mar FY21	31-Mar FY20
Operating activities				
Net income(loss) from operations	**$ 14,582**	$ 6,478	$(21,001)	$(34,067)
Non cash adjustments, restructuring, legal settlements	**16,355**	17,683	43,969	46,260
Changes in assets & liabilities	**3,526**	4,314	5,439	(1,618)
Net cash provided by operating activities	**34,463**	28,475	28,407	10,575
Investing activities				
Capital expenditures	**(7,238)**	(1,197)	(1,389)	(3,420)
Cash paid for business combinations, net of cash acquired	**395**	(24,455)	-	-
Capitalized developed software	-	-	-	-
Investments	**(27)**	(27)	(2)	(27)
Net cash used in investing activities	**(6,870)**	(25,679)	(1,391)	(3,447)
Net cash provided by (used in) financing activities	**(11,094)**	(4,901)	25,316	(1,116)
Effect of exchange rate	**(628)**	(104)	195	(130)
Increase (decrease) in cash & cash equivalents	**15,871**	(2,209)	52,527	5,882
Cash & cash equivalents - beginning of period	**96,971**	99,180	46,653	40,771
Cash & cash equivalents - end of period	**$ 112,842**	$ 96,971	$ 99,180	$ 46,653

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com